October 30, 2023

Via EDGAR and FEDEX

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Patrick Fullem

Re:	The J. M. Smucker Company

Registration Statement on Form S-4

Filed October 10, 2023, as amended

File No. 333-274911

Request for Effectiveness

Dear Mr. Fullem:

Reference is made to the Registration Statement on Form S-4 (File No. 333-274911) filed by The J. M. Smucker Company (the “Company”) with the U.S. Securities and Exchange Commission on October 10, 2023, as amended on October 24, 2023 and October 27, 2023 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on November 1, 2023, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Ronald C. Chen of Wachtell, Lipton, Rosen & Katz by phone at (212) 403-1117 or via email at RCChen@wlrk.com with any questions you may have concerning this letter or if you require any additional information. Please notify Mr. Chen when this request for acceleration of the effectiveness of the Registration Statement has been granted.

(signature page follows)

Sincerely,

The J. M. Smucker Company

By:	/s/ Jeannette L. Knudsen
Name:	Jeannette L. Knudsen
Title:	Chief Legal Officer and Secretary

cc:	Ronald C. Chen, Wachtell, Lipton, Rosen & Katz

Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz